                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          WORLDWIDE MEDICAL CORPORATION
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   981595 30 1
                                 (CUSIP Number)

                             Jeffrey Nicholas, Esq.
                     Fox Rothschild, O'Brien & Frankel, LLP
                                 997 Lenox Drive
                             Lawrenceville, NJ 08648
                               Tel: (609) 896-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 24, 2001
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
                          check the following box. [ ]

CUSIP NO. 981595 30 1                                                     Page 2
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


1. Names of Reporting Persons./I.R.S. Identification Nos. of above persons (entities only).

Dr. Jemo Kang

2. Check the Appropriate Box if a Member of a Group

(a) X

(b) __

3. SEC Use Only

4. Source of Funds

PF or WC of Princeton BioMeditech Corporation

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 -----

6. Citizenship or Place of Organization

United States

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power

2,196,927

8. Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power

1,614,000

9. Number of Shares Beneficially Owned by Each Reporting Person With Sole Dispositive Power

2,196,927

10. Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power

CUSIP NO. 981595 30 1                                                     Page 3
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


1,614,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,246,927

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

 X
- ---

13. Percent of Class Represented by Amount in Row (11)

13.6% (assuming the increase in the number of issued and outstanding shares to reflect the issuance of the 1,860,261 shares which the reporting person may acquire within 60 days hereof).

14. Type of Reporting Person

IN

Item 1. Security and Issuer.

Common Stock, par value $0.01
Worldwide Medical Corporation
13 Spectrum Pointe Drive
Lake Forrest, CA 92630

Item 2. Identity and Background.

(a) Dr. Jemo Kang

(b) c/o Princeton BioMeditech Corporation, 4242 U.S. Route 1, Monmouth Junction, NJ 08852-1905

(c) Jemo Kang is the President and Chief Executive Officer of Princeton BioMeditech Corporation, a New Jersey corporation ("PBM)"), a reporting person herein whose address is as given above. PBM develops, produces and sells a broad range of rapid diagnostic tests for in-home and professional on-site point of care use. Jemo Kang is the husband of Monica Kang and the father of Walter and Roger Kang, which three persons are also reporting persons herein.

CUSIP NO. 981595 30 1                                                     Page 4
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(d) During the last five years, Dr. Kang has not been convicted in a criminal proceeding.

(e) During the last five years, Dr. Kang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Kang is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The purchases were made using personal funds and/or the working capital of PBM.

Item 4. Purpose of Transaction.

The securities were acquired by the reporting person for investment, and continue to be held for such purpose and for the purpose of influencing control of the issuer.

The reporting person currently has no plans or proposals that relate to or would result in:

(a) The acquisition by any persons of additional securities of the issuer, or the disposition of securities of the issuer, other than that the reporting person anticipates that, more than 60 days from the date of this report, he may exercise outstanding options or cause the exercise of outstanding warrants held by PBM that he and such company are deemed to beneficially own at this time.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP NO. 981595 30 1                                                     Page 5
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(h) Causing the common stock of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i) Causing the common stock of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The reporting person beneficially owns an aggregate of 2,246,927 shares, representing 13.6% of the issuer's issued and outstanding common stock (which number of issued and outstanding shares has been increased to give effect to the shares that the reporting person may acquire within 60 days of this report), as follows (i) 266,000 shares owned by the reporting person as to which he has sole voting and dispositive power; (ii) an aggregate of 20,000 shares that may be acquired by the reporting person upon exercise of presently exercisable options,
(iii) an aggregate of 492,000 shares that may be acquired upon exercise of presently exercisable warrants held by PBM, (iv) 75,000 shares that are issuable to PBM or its designee within 60 days of the date of this report under the terms of the Convertible Secured Promissory Note issued by the issuer in favor of PBM dated January 1, 2001 (the "PBM Note"), unless the PBM Note shall be paid in full prior to December 31, 2001, (v) 70,000 shares registered in the name of one present and one former employees of PBM to be transferred to the reporting person or his designee upon the request of the reporting person; (vi) 1,273,261 shares issuable to PBM as of December 21, 2001 upon conversion of indebtedness owed under the terms of the PBM Note; and (vii) 50,000 shares owned by Monica Kang, wife of the reporting person, as to which he shares voting and dispositive power.

(b) See 5(a) above. In addition to the securities identified in Item 5(a) above, the reporting person shares voting and dispositive power (i) as to 782,000 shares with his son Walter Kang, and (ii) as to 782,000 shares with his son Roger Kang. The reporting person disclaims beneficial ownership of the 782,000 shares held by each of Walter Kang and Roger Kang.

(c) In December 2001, the reporting person caused the exercise of a warrant of dated January 1, 2001 for 164,000 shares exercisable at an exercise price of $0.20 per share. The warrant had been issued to PBM in connection with the PBM Note. The 164,000 warrant shares were issued equally to Walter Kang and Roger Kang.

(d) Not applicable.

CUSIP NO. 981595 30 1                                                     Page 6
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for (a) the family relationships amongst the reporting person, his wife and their sons, (b) the understandings that the reporting person has with one former and one present employee with respect to the transfer of 70,000 shares as indicated in Item 5(a) above, (c) the right of PBM to be issued 1,515,000 shares upon a default under the PBM Note (beneficial ownership of which is disclaimed by PBM and by the reporting person), (d) the right of PBM to be issued up to 225,000 shares based upon the date of the repayment of the PBM Note (beneficial ownership of which is disclaimed by PBM and by the reporting person), (e) the rights of the reporting person under the Settlement and Governance Agreement as discussed below and, relative thereto, his relationship with Jeffrey H. Nicholas, and (f) the right of the reporting person under Article III, Section 8 of the issuer's Amended Bylaws, as modified by the terms of the PBM Note, as below discussed, there are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

The issuer and its directors including the reporting person have agreed in a Settlement and Governance Agreement as follows:

     - For so long as the issuer shall be indebted to PBM, the issuer's board of directors will not call a special or annual meeting of our stockholders for the purpose of electing or replacing directors if the purpose of such meeting would be inconsistent with the terms of this agreement;

          For so long as the issuer owes at least $350,000 to PBM, neither the issuer's board of directors nor its management will take any action to remove Jeffrey H. Nicholas, an attorney for PBM, as a director of the issuer, and until the first annual meeting of stockholders following the date that the issuer's financial obligations to PBM have been fully satisfied, no such action will be taken to remove the reporting person as a director;

     - Once the issuer's financial obligations to PBM have been reduced to less than $350,000, Mr. Nicholas has agreed to resign as one of the issuer's directors;

     - Until the issuer's financial obligations to PBM have been fully satisfied, and if the issuer's board of directors nominates a slate for election of directors at any annual or special meeting of

CUSIP NO. 981595 30 1                                                     Page 7
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


          stockholders, the issuer's board of directors has indicated that it will continue to nominate the reporting person or an individual nominated by him, with the exception of Mr. Nicholas, for re-election as one of the issuer's directors;

     - Until the issuer's financial obligations to PBM have been fully satisfied, and if the issuer's board of directors nominates a slate for election of directors at any annual or special meeting of stockholders, and if the issuer's board of directors solicits proxies from its stockholders:

          a. the named proxy holders shall be the entire board of directors;

          b. each of the issuer's directors has agreed to vote his shares for the nominated slate; and

          c. none of the issuer's directors shall solicit any other proxies.

     - Until the issuer's financial obligations to PBM have been fully satisfied, each of the issuer's directors has agreed not to solicit consents to elect or replace any of the issuer's directors, unless each of the issuer's directors agrees with such solicitation.

As indicated above, Jeffrey H. Nicholas, an attorney for PBM, serves upon the Board of Directors of the issuer, and is effectively a designee of the reporting person.

In addition to the foregoing, Article III, Section 8 of the issuer's Amended Bylaws provides that, for so long as the issuer is indebted to PBM and if at such time the reporting person is one of the issuer's Directors, he shall have the right to veto decisions by the other Directors with respect to the selection, retention, and terms and conditions of employment of the issuer's Chief Executive Officer, President, Chief Operating Officer, and Chief Financial Officer. Under the terms of the PBM Note, the reporting person agreed not to exercise his veto right from and after the date on which the outstanding principal of the PBM Note did not exceed $531,513.37. As of the date of this report, the amount owed by the issuer under the PBM Note is approximately $509,304. However, until the issuer has reduced the principal amount of the PBM Note to less than $256,513.37, the reporting person maintains his veto rights if the issuer defaults in its payment obligations under the PBM Note.

Item 7. Exhibits.

CUSIP NO. 981595 30 1                                                     Page 8
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


The reporting person incorporates the following documents attached to the 10-SB as Exhibits by reference:

Exhibit 3.2(a) Amendments to Article III, Sections 1 and 8 of the Amended
               By-laws of Worldwide Medical Corporation
Exhibit 10.5 Promissory Note, dated as of January 1, 2001 in favor of Princeton BioMeditech Corporation
Exhibit 10.6   Security Agreement, dated as of January 1, 2001
Exhibit 10.7   Escrow Agreement, dated as of January 1, 2001
Exhibit 10.8   Collateral Agent Agreement, dated as of January 1, 2001
Exhibit 10.9   Warrant, dated January 1, 2001, in favor of Jemo Kang
Exhibit 10.10  Warrant, dated January 1, 2001, in favor of Jemo Kang
Exhibit 10.11  Warrant, dated January 1, 2001, in favor of Jemo Kang

In addition, the reporting person files herewith the following exhibit:

Exhibit 99.1   Settlement and Governance Agreement effective as of October 22,
               2001


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2002


By: /s/ Jemo Kang
Signature

    Dr. Jemo Kang
- -----------------------
Name/Title

CUSIP NO. 981595 30 1                                                     Page 9
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


CUSIP No. 981595 30 1

1. Names of Reporting Persons./I.R.S. Identification Nos. of above persons (entities only).

Princeton BioMeditech Corporation, a New Jersey corporation, I.R.S. Identification Number 22-289-4172.

2. Check the Appropriate Box if a Member of a Group

(a)   X
     ---
(b)
     ---

3. SEC Use Only

4. Source of Funds

WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


 -----

6. Citizenship or Place of Organization

New Jersey

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power

None

8. Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power

1,840,261

9. Number of Shares Beneficially Owned by Each Reporting Person With Sole Dispositive Power

None

CUSIP NO. 981595 30 1                                                    Page 10
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


10. Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power

1,840,261

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,840,261

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

 X
- ---

13. Percent of Class Represented by Amount in Row (11)

11.3% (assuming the increase in the number of issued and outstanding shares to reflect the issuance of the 1,840,261 shares which the reporting person may acquire within 60 days hereof).

14. Type of Reporting Person

CO

Item 1. Security and Issuer.

Common Stock, par value $0.01
Worldwide Medical Corporation
13 Spectrum Pointe Drive
Lake Forrest, CA 92630

Item 2. Identity and Background.

(a) Princeton BioMeditech Corporation, a New Jersey corporation

(b) 4242 U.S. Route 1, Monmouth Junction, NJ 08852-1905.

(c) PBM is owned by Jemo Kang and members of his family. PBM develops, produces and sells a broad range of rapid diagnostic tests for in-home and professional on-site point of care use.

CUSIP NO. 981595 30 1                                                    Page 11
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(d) During the last five years, none of Princeton BioMeditech Corporation, its officers or directors have been convicted in a criminal proceeding.

(e) During the last five years, none of Princeton BioMeditech Corporation, its officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable

Item 3. Source and Amount of Funds or Other Consideration.

To the extent to which PBM would acquire securities of the issuer, it is anticipated that this would be either by way of the conversion of indebtedness owed under the terms of the PBM Note, or by way of the exercise of outstanding warrants, in which case the source of funds would be working capital.

Item 4. Purpose of Transaction.

Reference is made to the response set forth in Item 4 above with respect to Jemo Kang, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) The reporting person beneficially owns an aggregate of 1,840,261 shares, representing 11.3% of the issuer's issued and outstanding common stock (which number of issued and outstanding shares has been increased to give effect to the shares that the reporting person may acquire within 60 days of this report), as follows (i) an aggregate of 492,000 shares that may be acquired upon exercise of presently exercisable warrants held by PBM, (ii) 75,000 shares that are issuable to PBM or its designee within 60 days of the date of this report under the terms of the PBM Note, unless the PBM Note shall be paid in full prior to December 31, 2001, and (iii) 1,273,261 shares issuable to PBM as of December 21, 2001 upon conversion of indebtedness owed under the terms of the PBM Note. Jemo Kang has the sole voting and dispositive power with respect to the shares of the issuer beneficially owned by PBM.

(b) See response to Item 5(a) above for this reporting person. The reporting person disclaims beneficial ownership of shares of the issuer held by Jemo Kang, Monica Kang, Walter Kang and Roger Kang.

CUSIP NO. 981595 30 1                                                    Page 12
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(c) Reference is made to the response set forth in Item 5 above with respect to Jemo Kang, which is incorporated herein by reference.

(d) Jemo Kang has the power to direct the receipt of proceeds from the sale of securities beneficially owned by this reporting person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the response set forth in Item 6 above with respect to Jemo Kang, which is incorporated herein by reference.

Item 7. Exhibits.

Reference is made to the response set forth in Item 7 above with respect to Jemo Kang, which is incorporated herein by reference.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2002


PRINCETON BIOMEDITECH CORPORATION

By: /s/ Jemo Kang
Jemo Kang, President

1. Names of Reporting Persons./I.R.S. Identification Nos. of above persons (entities only).

Walter Kang

2. Check the Appropriate Box if a Member of a Group

CUSIP NO. 981595 30 1                                                    Page 13
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(a)  X
    ---
(b)
    ---

3. SEC Use Only

4. Source of Funds

PF or WC of PBM

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


 -----

6. Citizenship or Place of Organization

United States

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power

None

8. Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power

782,000

9. Number of Shares Beneficially Owned by Each Reporting Person With Sole Dispositive Power

None

10. Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power

782,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

782,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

CUSIP NO. 981595 30 1                                                    Page 14
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


 X
- ---

13. Percent of Class Represented by Amount in Row (11)

4.7%

14. Type of Reporting Person

IN

Item 1. Security and Issuer.

Common Stock, par value $0.01
Worldwide Medical Corporation
13 Spectrum Pointe Drive
Lake Forrest, CA 92630

Item 2. Identity and Background.

(a) Walter Kang

(b) c/o Princeton BioMeditech Corporation, 4242 U.S. Route 1, Monmouth Junction, NJ 08852-1905

(c) Walter Kang, an affiliate of PBM, is a son of Jemo and Monica Kang and is the brother of Roger Kang.

PBM develops, produces and sells a broad range of rapid diagnostic tests for in-home and professional on-site point of care use.

(d) During the last five years, Walter Kang has not been convicted in a criminal proceeding.

(e) During the last five years, Walter Kang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Walter Kang is a citizen of the United States.

CUSIP NO. 981595 30 1                                                    Page 15
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


Item 3. Source and Amount of Funds or Other Consideration.

The purchases were made using personal funds and/or the funds of PBM.

Item 4. Purpose of Transaction.

The securities were acquired by the reporting person for investment.

The reporting person currently has no plans or proposals that relate to or would result in:

(a) The acquisition by any persons of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing the common stock of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i) Causing the common stock of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) 782,000 shares, representing 4.7% of the issuer's issued and outstanding common stock, as to which Walter Kang shares voting and dispositive power with Jemo Kang. Walter Kang disclaims

CUSIP NO. 981595 30 1                                                    Page 16
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


beneficial ownership in any securities of the issuer beneficially owned by any other member of his family or by PBM.

(b) See 5(a) above. In addition, see elsewhere in this report for information as to Jemo Kang.

(c) In December 2001, 82,000 shares were issued to the reporting person upon the exercise of a warrant dated January 1, 2001 for 164,000 shares exercisable at an exercise price of $0.20 per share. The warrant had been issued to PBM in connection with the PBM Note. The balance of the warrant shares were issued to Roger Kang.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the response set forth in Item 6 above with respect to Jemo Kang, which is incorporated herein by reference.

Item 7. Exhibits.

Reference is made to the response set forth in Item 7 above with respect to Jemo Kang, which is incorporated herein by reference.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2002


/s/ Walter Kang
- ---------------------
Walter Kang

CUSIP NO. 981595 30 1                                                    Page 17
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


1. Names of Reporting Persons./I.R.S. Identification Nos. of above persons (entities only).

Roger Kang

2. Check the Appropriate Box if a Member of a Group

(a) X
   ---
(b)
   ---

3. SEC Use Only

4. Source of Funds

 PF or WC of PBM

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


 -----

6. Citizenship or Place of Organization

United States

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power

None

8. Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power

782,000

CUSIP NO. 981595 30 1                                                    Page 18
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


9. Number of Shares Beneficially Owned by Each Reporting Person With Sole Dispositive Power

None

10. Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power

782,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

782,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

 X
- ---

13. Percent of Class Represented by Amount in Row (11)

4.7%

14. Type of Reporting Person

IN

Item 1. Security and Issuer.

Common Stock, par value $0.01
Worldwide Medical Corporation
13 Spectrum Pointe Drive
Lake Forrest, CA 92630

Item 2. Identity and Background.

(a) Roger Kang

(b) c/o Princeton BioMeditech Corporation, 4242 U.S. Route 1, Monmouth Junction, NJ 08852-1905

CUSIP NO. 981595 30 1                                                    Page 19
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(c) Roger Kang, an affiliate of PBM, is a son of Jemo and Monica Kang and is the brother of Walter Kang.

PBM develops, produces and sells a broad range of rapid diagnostic tests for in-home and professional on-site point of care use.

(d) During the last five years, Roger Kang has not been convicted in a criminal proceeding.

(e) During the last five years, Roger Kang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Roger Kang is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The purchases were made using personal funds and/or the funds of PBM.

Item 4. Purpose of Transaction.

The securities were acquired by the reporting person for investment.

The reporting person currently has no plans or proposals that relate to or would result in:

(a) The acquisition by any persons of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

CUSIP NO. 981595 30 1                                                    Page 20
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(g) Changes in the issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing the common stock of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i) Causing the common stock of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) 782,000 shares, representing 4.7% of the issuer's issued and outstanding common stock, as to which Roger Kang shares voting and dispositive power with Jemo Kang. Roger Kang disclaims beneficial ownership in any securities of the issuer held by any other member of his family or issuable to PBM.

(b) See 5(a) above. In addition, see elsewhere in this report for information as to Jemo Kang.

(c) In December 2001, 82,000 shares were issued to the reporting person upon the exercise of a warrant dated January 1, 2001 for 164,000 shares exercisable at an exercise price of $0.20 per share. The warrant had been issued to PBM in connection with the PBM Note. The balance of the warrant shares were issued to Walter Kang.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the response set forth in Item 6 above with respect to Jemo Kang, which is incorporated herein by reference.

Item 7. Exhibits.

Reference is made to the response set forth in Item 7 above with respect to Jemo Kang, which is incorporated herein by reference.

CUSIP NO. 981595 30 1                                                    Page 21
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2002


/s/ Roger Kang
- ----------------------
Roger Kang

CUSIP NO. 981595 30 1                                                    Page 22
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


1. Names of Reporting Persons./I.R.S. Identification Nos. of above persons (entities only).

Monica Kang

2. Check the Appropriate Box if a Member of a Group

(a) X
   ---
(b)
   ---

3. SEC Use Only

4. Source of Funds

PF or WC of PBM

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


- -----

6. Citizenship or Place of Organization

United States

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power

None

8. Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power

50,000

9. Number of Shares Beneficially Owned by Each Reporting Person With Sole Dispositive Power

None

10. Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power

CUSIP NO. 981595 30 1                                                    Page 23
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


50,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

50,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

 X
- ---

13. Percent of Class Represented by Amount in Row (11)

0.3%

14. Type of Reporting Person

IN

Item 1. Security and Issuer.

Common Stock, par value $0.01
Worldwide Medical Corporation
13 Spectrum Pointe Drive
Lake Forrest, CA 92630

Item 2. Identity and Background.

(a) Monica Kang

(b) c/o Princeton BioMeditech Corporation, 4242 U.S. Route 1, Monmouth Junction, NJ 08852-1905

(c) Monica Kang, an affiliate of PBM, is the wife of Jemo Kang and is the mother of Walter and Roger Kang.

PBM develops, produces and sells a broad range of rapid diagnostic tests for in-home and professional on-site point of care use.

(d) During the last five years, Monica Kang has not been convicted in a criminal proceeding.

CUSIP NO. 981595 30 1                                                    Page 24
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(e) During the last five years, Monica Kang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Monica Kang is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The purchases were made using personal funds and/or the funds of PBM.

Item 4. Purpose of Transaction.

The securities were acquired by the reporting person for investment.

The reporting person currently has no plans or proposals that relate to or would result in:

(a) The acquisition by any persons of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing the common stock of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i) Causing the common stock of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

CUSIP NO. 981595 30 1                                                    Page 25
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


(j) Any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) 50,000 shares, representing 0.3% of the issuer's issued and outstanding common stock, as to which Monica Kang shares voting and dispositive power with her husband Jemo Kang. Monica Kang disclaims beneficial ownership in any securities of the issuer beneficially owned by PBM or by any other member of her family.

(b) See 5(a) above. In addition, see elsewhere in this report for information as to Jemo Kang.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the response set forth in Item 6 above with respect to Jemo Kang, which is incorporated herein by reference.

Item 7. Exhibits.

Reference is made to the response set forth in Item 7 above with respect to Jemo Kang, which is incorporated herein by reference.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2002


/s/ Monica Kang
- --------------------
Monica Kang

CUSIP NO. 981595 30 1                                                    Page 26
Joint Filing for Jemo Kang, Princeton BioMeditech Corporation, Walter Kang, Roger Kang and Monica Kang


                                 EXHIBIT INDEX

Exhibit     Description
- -------     -----------
 99.1       Settlement and Governance Agreement effective as of October 22, 2001